June 22, 2010

HORACE L. NASH PARTNER	EMAIL HNASH@FENWICK.COM DIRECT DIAL (650) 335-7934

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attention:	Jay E. Ingram
Era Anagnosti
Tricia Armelin
Melinda Hooker
Division of Corporation Finance

Re:	Amyris, Inc. (formerly Amyris Biotechnologies, Inc.)
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-166135

Ladies and Gentlemen:

On behalf of Amyris, Inc., formerly Amyris Biotechnologies, Inc. (“Company”), we are transmitting herewith Amendment No. 2 (“Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-166135) originally filed by the Company with the Securities and Exchange Commission (“Commission”) on April 16, 2010 (“Registration Statement”). In this letter, we respond to the comments of the Commission staff (“Staff”) contained in your letter dated June 8, 2010. The numbered paragraphs below correspond to the numbered comments in that letter, with the Staff’s comments presented in bold italics. Also enclosed, please find a hard copy of the Amendment, which is marked to show changes from Amendment No. 1 to the Registration Statement filed on May 25, 2010. In addition to revising the Registration Statement to address the comments raised by the Staff in its letter, the Company revised the Registration Statement to update other disclosures.

General

1.	Please note that comments regarding your confidential treatment request will be sent under separate cover.

The Staff’s comment is noted.

Convertible Preferred Stock Warrants, page 49

2.	Please revise to more specifically discuss why the change in the fair value of the warrants resulted in a gain in the three months ended March 31, 2009 and 2010.

Securities and Exchange Commission

June 22, 2010

In response to the Staff’s comment, the Company has revised the disclosure as requested. Please see page 55 of the Amendment.

Business, page 68

Production, page 79

3.	We note your response and revised disclosure in response to comment 16 of our letter dated May 13, 2010. Please tell us how the pricing of the alternative feedstock options compares to the Brazilian sugarcane, and if material, explain the anticipated effect the price difference may have on your margins. With respect to the last sentence of your response, please revise your disclosures where applicable to reflect that while you believe your technology may be used with a variety of feedstock, you have currently no specific plans for the commercial use of a feedstock other than sugarcane.

The Company is currently contemplating partnering with Brazilian mill operators that often source sugarcane from their own fields. In the future the Company may enter into contract manufacturing or other arrangements with partners using alternative feedstocks, such as sugar beets. The pricing of those alternatives is not directly comparable to the pricing of sugarcane, and the Company has no immediate plans to focus on feedstock other than Brazilian sugarcane, so the pricing of alternative feedstock options will have no effect on the Company’s margins at this time.

However, with respect to profit margins, the Company respectfully reminds the Staff that its initial feedstock strategy revolves around Brazilian sugarcane, and that the Company has no immediate plans to focus on feedstock other than Brazilian sugarcane. As such, the pricing of alternative feedstock options will have no effect on the Company’s margins.

In response to the Staff’s comment, the Company has added disclosure to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 52) to indicate that the higher cost of product produced for it by contract manufacturers is due, in part, to higher cost of feedstocks that may be used with these manufacturers. In addition, the Company has added disclosure to “Business” (page 87) referring to the Company’s not having specific plans at this time for the use of alternative feedstocks (other than with contract manufacturing).

Our Products, page 80

Chemical Products, page 81

4.	We note your revised disclosure in response to comment 19 of our letter dated May 13, 2010. Please revise your disclosure to elaborate on whether the product qualification processes represent objective standards which are widely-recognized in the industry, or whether they represent each customer’s subjective criteria of product performance.

The Company has added disclosure as requested. Please see page 88 of the Amendment.

Transportation Fuels, page 82

5.	We are still considering your response to comment 20 of our letter dated May 13, 2010. To whom do you attribute the conclusion set forth in the second sentence of the “Transportation Fuels” subparagraph? Also, clarify whether the independent third party provided certification that you utilize for purposes of marketing your product or business.

Securities and Exchange Commission

June 22, 2010

The Company advises the Staff that it attributes the sentence regarding lack of required changes to engines or distribution facilities is based on its knowledge of the product characteristics and their satisfaction of ASTM and diesel fuel specifications (e.g. Colonial Pipeline Company, Product Codes and Specifications, Grade 61—Ultra Low Sulfur Diesel Fuel), and to the testing with specific engine and fuel component manufacturers as referred to in the second paragraph under the table appearing in “Business—Our Products—Transportation Fuels.” The Company further advises the Staff that that the independent third party did not provide any certification that we utilize for purposes of marketing our product or business.

Competition, page 84

6.	We note your response to comment 23 of our letter dated May 13, 2010. Please consider including a summary of your response in the filing since we believe it represents a more fulsome discussion of management’s views about current market conditions and its participants.

We respectfully advise the Staff that our interpretation of Regulation S-K item 101(c)(1)(x) requires the disclosure of dominant competitors if such competitors exist, and that this rule does not require disclosure about the lack of dominant competitors. In light of the disclosure requested by the Staff, the Company has added disclosure to “Business—Competition—Chemical Products” (page 91) reflecting its belief that there may be a variety of companies seeking to provide alternatives to existing chemical products.

Note 9. Convertible Preferred Stock, page F-35

7.	We have reviewed your response to our prior comment 29. We note your statement that the terms of the convertible preferred stock require that the conversion price be reduced upon issuance of convertible preferred stock at a price less than the conversion price of outstanding preferred stock series. Given that the per share conversion prices of your Series C and C-l convertible preferred stock are less than the per share conversion prices of your Series B and B-1 convertible preferred stock, please revise to disclose what consideration you gave to whether a contingent event occurred that required a beneficial conversion feature to be recorded.

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus (page F-38) describing consideration the Company gave to whether a contingent event occurred that required a beneficial conversion feature to be recorded.

13. Stock Based Compensation, page F-40

8.	We note your response to our prior comment 13. Please revise to include disclosures similar to the information you provided in your response.

In response to the Staff’s comment, we have included the information provided in our prior response on page F-44 of the prospectus.

Securities and Exchange Commission

June 22, 2010

Exhibit 5.1—Form of Opinion of Fenwick & West LLP

9.	Please have counsel revise the opinion to remove the reference to “Selling Stockholders” in the first full paragraph on page 2.

The Staff’s comment is noted. The opinion of Fenwick & West LLP to be executed and filed in connection with the effectiveness of the Registration Statement will be revised to remove the reference to “Selling Stockholders” in the first full paragraph on page 2.

10.	We note that counsel has qualified its opinion such that the issuance of stock would be made “in accordance with the resolutions adopted by the Company’s board of directors.” Please describe the board resolutions that counsel is referring to and explain why the opinion of the legality of the issue is so qualified.

We respectfully inform the Staff that, in accordance with opinion literature, a legal opinion that shares are “validly issued” means that the shares (i) were duly authorized to be issued by the Board of Directors of the issuer and (ii) were in fact issued and sold in compliance with the Board of Directors resolutions. See, for example, The 2005 Report Legal Opinions in Business Transactions (Excluding the Remedies Opinion), October 2007 Printing – as Revised, The Corporations Committee of the Business Law Section of the State Bar of California, page 69. While at the time of the opinion the Board of Directors will have authorized the issuance of the shares, the actual issuance and sale of these shares will not have occurred at the time of the opinion. Opining counsel cannot be certain that, after the opinion, the Company will in fact issue and sell the shares in compliance with the Board of Directors resolutions. Therefore, the opinion is qualified to say that if the shares are issued and sold in accordance with the Board of Directors resolutions authorizing the issuance, then they will be validly issued.

Securities and Exchange Commission

June 22, 2010

We would like to supplementally inform the Staff of the following:

Recent Sale of Unregistered Securities

On May 26, 2010, Amyris Brasil S.A., the Company’s Brazilian subsidiary, issued and sold 1,111,111 shares of Amyris Brasil (“Amyris Brasil Shares”) to Red Mountain Jet, LLC, a Delaware company (“Red Mountain”) for an aggregate purchase price of 10.0 million Brazilian Reais. The offer and sale of the Amyris Brasil Shares was not registered under the Securities Act of 1933, as amended (“Securities Act”) pursuant to Section 4(2) of the Securities Act.

On June 21, the Company issued and sold 7,101,548 shares of its Series D Preferred Stock (“Series D Shares”) to Total Gas & Power USA, SAS (“Total”) for an aggregate purchase price of $133.2 million. The offer and sale of the Series D Shares was not registered under the Securities Act pursuant to the private placement exemption from registration contained in Section 4(2) of the Securities Act.

The Company believes that the sales of the Amyris Brasil Shares and the Series D Shares were transactions not involving any public offering and should not be integrated with the public offering of shares covered by the Registration Statement. The Company had substantive pre-existing relationships with each of Red Mountain and Total, and Red Mountain’s interest in its acquisition of the Amyris Brasil Shares and Total’s interest in its acquisition of the Series D Shares were not related to the Registration Statement.

In analyzing this issue we were mindful of the Commission’s 2007 guidance and subsequent Compliance and Disclosure Interpretation 139.25:

“[a] company’s contemplation of filing a Securities Act registration statement for a public offering at the same time that it is conducting a Section 4(2)-exempt private placement would not cause the Section 4(2) exemption to be unavailable for that private placement.” SEC Release No. 33-8828 (August 3, 2007), p. 54.

“[T]he availability of the Section 4(2) exemption . . . should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means.” Id., p. 55.

“[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the

Securities and Exchange Commission

June 22, 2010

registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement.” Id., p. 56.

We have been informed that both Red Mountain and Total became interested in investing in the Company’s securities without regard to the Registration Statement or any other Company communication constituting a general solicitation. The Company and Red Mountain’s parent entity, Greentech Capital, have been engaged in extensive discussions regarding the potential purchase and sale of shares of Amyris Brasil since March 2009. In addition, Total’s substantive pre-existing relationship with the Company dates back at least to February 2009, when the parties started discussions about a potential business relationship. Since then, the Company and Total have been engaged in a continuous process of discussion and negotiation, which involved on-site visits, due diligence and multiple business meetings. Therefore, each of Red Mountain and Total had direct contact with the Company outside of, or other than as a result of, the Registration Statement. To the Company’s knowledge, Red Mountain purchased the Amyris Brasil Shares and Total purchased the Series D Shares without inducement by or knowledge of any general solicitation (including the Registration Statement) or advertising in connection with the offer or sale of any securities of the Company.

Other Expected Developments

The Company is in the final stages of negotiating an agreement with a contract manufacturer in Brazil for the provision of contract manufacturing services for the Company’s products. The Company believes that this agreement will be in place by June 25, 2010, at which time the Company will promptly file an amendment to the Registration Statement with appropriate prospectus disclosure about this agreement.

The Company currently anticipates that it will commence the road show for this offering on July 12, 2010. The Company appreciates the Staff’s prompt review of the enclosed Amendment with that schedule in mind. We understand that before the commencement of the road show the Company will be required to file an amendment to the registration statement reflecting the proposed initial public offering price range, and price-related information.

*        *        *

Should you have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934 or, in his absence, Michael Esquivel at (650) 335-7913.

Securities and Exchange Commission

June 22, 2010

Sincerely,

/s/ Horace Nash
Horace L. Nash

cc:

John Melo, Chief Executive Officer and President

Jeryl Hilleman, Chief Financial Officer

Tamara Tompkins, General Counsel

Amyris, Inc.

Jeffrey Saper

Allison Spinner

Wilson Sonsini Goodrich & Rosati, P.C.